Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Geared Buffer Securities Linked to the S&P 500® Index Due May 5, 2022

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	S&P 500® Index
Pricing date:	April 30, 2019
Valuation date:	May 2, 2022
Maturity date:	May 5, 2022
Return amount:	$1,000 × the underlying return × the upside participation rate
Upside participation rate:	300%
Maximum return at maturity:	The maximum return at maturity will be determined on the pricing date and will be between $290 and $310 per security (29% and 31% of the stated principal amount). The payment at maturity per security will not exceed the stated principal amount plus the maximum return at maturity.
Final buffer value:	85% of the initial underlying value
Buffer percentage:	15%
Buffer rate:	The initial underlying value divided by the final buffer value, which is approximately 117.65%
Payment at Maturity:

You will receive at maturity for each security you then hold:

▪   If the final underlying value is greater than the initial underlying value:

$1,000 + the return amount, subject to the maximum return at maturity

▪   If the final underlying value is less than or equal to the initial underlying value but greater than or equal to the final buffer value:

$1,000

▪   If the final underlying value is less than the final buffer value:

$1,000 + [$1,000 × the buffer rate × (the underlying return + the buffer percentage)]

If the final underlying value is less than the final buffer value, you will receive less, and possibly significantly less, than the stated principal amount of your securities at maturity. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17326YN69 / US17326YN698

Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the valuation date
Underlying return:	(i) The final underlying value minus the initial underlying value, divided by (ii) the initial underlying value

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated April 2, 2019

Hypothetical Payment at Maturity Diagram*

■ The Securities	■ The Underlying
* Assumes that the maximum return at maturity is equal to the lowest value indicated under Preliminary Terms.

Hypothetical Total Return at Maturity*
Hypothetical Underlying Return	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity(1)
100.00%	$1,290.00	29.00%
75.00%	$1,290.00	29.00%
50.00%	$1,290.00	29.00%
40.00%	$1,290.00	29.00%
30.00%	$1,290.00	29.00%
20.00%	$1,290.00	29.00%
10.00%	$1,290.00	29.00%
9.67%	$1,290.00	29.00%
9.66%	$1,289.80	28.98%
5.00%	$1,150.00	15.00%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-15.00%	$1,000.00	0.00%
-15.01%	$999.88	-0.01%
-30.00%	$823.53	-17.65%
-40.00%	$705.88	-29.41%
-50.00%	$588.23	-41.18%
-75.00%	$294.10	-70.59%
-100.00%	$0.00	-100.00%

* The table assumes that the maximum return at maturity will be set at the lowest value indicated in this offering summary. The actual maximum return at maturity will be determined on the pricing date.

(1) Hypothetical total return on securities at maturity = (i) hypothetical payment at maturity per security minus $1,000 stated principal amount per security, divided by (ii) $1,000 stated principal amount per security

Selected Risk Considerations
•	You may lose a significant portion or all of your investment. If the final underlying value is less than the final buffer value, you will lose more than 1% of the stated principal amount of your securities for every 1% by which the underlying has depreciated by more than the buffer percentage. You should understand that any decline in the final underlying value in excess of the buffer percentage will result in a magnified loss to your investment by the buffer rate, which will progressively offset any protection that the buffer percentage would offer. The lower the final underlying value, the less benefit you will receive from the buffer percentage. There is no minimum payment at maturity on the securities, and you may lose up to all of your investment.
•	Your potential return on the securities is limited.
•	The securities do not pay interest.
•	You will not receive dividends or have any other rights with respect to the underlying.
•	Your payment at maturity depends on the closing value of the underlying on a single day.
•	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.
•	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.
•	The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.
•	The value of the securities prior to maturity will fluctuate based on many unpredictable factors.
•	The issuer and its affiliates may have conflicts of interest with you.
•	The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-224495 and 333-224495-03) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments